99.(d)(4) (Form of agreement to be issued representing the New SARS)
«Serial_Number»
QAD INC. 2006 STOCK INCENTIVE PROGRAM
STOCK APPRECIATION RIGHTS AGREEMENT
This Stock Appreciation Rights Agreement is made and entered into by and between QAD Inc. (the “Company”) and «Full_Name» (the “Grantee”) as of the date of acceptance, pursuant to the QAD Inc. 2006 Stock Incentive Program (the “Program”). The Program Administrators administering the Program have selected Grantee to receive the following grant of stock appreciation rights (the “SAR”) on the date specified in Section 1 (the “Grant Date”).
This SAR entitles Grantee to receive a payment in shares of the common stock of QAD Inc. (the “Common Stock”) that reflects:
•	the fair market value per share of Common Stock on the date of exercise (the “Exercise Value”)
•	less the fair market value per share of Common Stock on the Grant Date (the “Grant Price”), as specified in Section 1,
•	multiplied by the number of shares of Common Stock for which this SAR was granted (the “Grant Shares”), as specified in Section 1,
•	on the terms and conditions of the Program and as set forth below, which Grantee accepts and to which Grantee agrees.
1. SAR Granted. See Exhibit A.
2. Exercise. This SAR shall be exercisable in all respects in accordance with the terms of the Program, which are incorporated herein by this reference. Grantee shall have the right to exercise the SAR in accordance with the following schedule:
(a)	The SAR may not be exercised in whole or in part at any time prior to the first anniversary of the Grant Date.
(b)	Grantee may exercise the SAR in accordance with the Vesting Dates, as specified in Section 1, as to one-fourth of the Grant Shares per each tranche.
(c)
The right to exercise the SAR shall be cumulative. Grantee may exercise all, or from time to time any part, of the maximum number of Grant Shares which are exercisable under the SAR, but in no case may Grantee exercise the SAR with regard to a fraction of a Grant Share, or for any Grant Share for which the SAR is not exercisable.

3. Payment Upon Exercise. The payment due to Grantee upon exercise shall be equal to a number of shares of Common Stock with an aggregate fair market value on the date of exercise equal to (i) the Exercise Value less the Grant Price, multiplied by (ii) the number of Grant Shares being exercised. The payment shall be made in the form of shares of Common Stock (the “Payment Shares”), rounded down to the nearest whole number and subject to applicable income and employment tax withholding.
4. Term. Except as otherwise provided in this Agreement or in the Program, the SAR, to the extent not previously exercised, shall terminate on the date specified in Section 1 (the “Expiration Date”). In no case shall the SAR terminate later than the day immediately preceeding the eighth (8th) anniversary of the Grant Date.
5. Withholding Taxes. The SAR is subject to the condition that if at any time the Company shall determine, in its discretion, that the satisfaction of withholding tax or other withholding liabilities under any federal, state, local or foreign laws is necessary or desirable as a condition of, or in connection with, the grant, vesting or exercise of a SAR or the delivery or purchase of shares pursuant thereto, then such action shall not be effective unless such withholding shall have been effected or obtained in a manner acceptable to the Company. Such withholding liabilities shall be satisfied by reducing the number of shares that would otherwise be payable to Grantee on exercise of a SAR by an amount equal in value to the withholding liability, unless, at the Company’s sole and complete discretion, the Company determines to require or accept cash from Grantee.
6. Termination of Employment other than by Death or Disability. If Grantee ceases to be an employee of the Company or any subsidiary (used herein as defined in the Program) (an “Employee”) for any reason other than Grantee’s disability or death, the SAR may be exercised, to the extent it had vested at the time of cessation of employment and subject to the Program, at any time within sixty (60) days after Grantee’s termination of employment, but not beyond the otherwise applicable term of the SAR.

«Serial_Number»
For purposes of this Section 6, the employment relationship shall be treated as continuing intact while Grantee is an active employee of the Company or any subsidiary, or on a bona fide leave of absence to be determined in the sole discretion of the Program Administrators.
7. Disability of Grantee. If Grantee ceases to be an Employee due to becoming totally and permanently disabled within the meaning of Section 22(e)(3) of the Internal Revenue Code, as determined by the Program Administrators in their sole discretion, the SAR may be exercised, to the extent it had vested at the time of termination of employment and subject to the Program, at any time within one year after Grantee’s termination of employment due to disability, but not beyond the otherwise applicable term of the SAR.
8. Death of Grantee. If Grantee dies while an Employee, the SAR may be exercised, to the extent it had vested at the time of termination of employment and subject to the Program, at any time within one year after Grantee’s termination of employment due to death, by the executors or administrators of Grantee’s estate or by any person or persons who acquire the SAR by will or the laws of descent and distribution, but not beyond the otherwise applicable term of the SAR.
9. Rights as a Stockholder. Grantee, or a transferee of Grantee, shall have no rights as a stockholder of the Company with respect to any Payment Share for which the SAR is exercisable until the date of the issuance of such Payment Share. No adjustment shall be made for ordinary or extraordinary dividends (whether in currency, securities or other property), distributions, or other rights for which the record date is prior to the date such stock is issued, except as provided in the Program.
10. Modification, Extension, and Renewal of SAR. Within the limitations of the Program, the Program Administrators may modify, extend or renew the SAR or accept the cancellation of the SAR for the granting of a new SAR in substitution therefore. Notwithstanding the preceding sentence, no modification of the SAR shall, without the consent of Grantee, alter or impair any rights or obligations under the SAR.
11. Nontransferability. This SAR may not be sold, transferred, pledged, assigned, encumbered or otherwise alienated or hypothecated otherwise than by will or by the laws of descent and distribution.
12. Acknowledgements. Grantee acknowledges receipt of, and understands and agrees to, the terms of this Agreement and the Program. In addition to the above terms, Grantee understands and agrees to the following:
(a) Grantee hereby acknowledges having received and read a copy of the Program and agrees to be bound by all of the terms and provisions thereof, including any terms and provisions adopted after the date of this Agreement, but prior to the completion of the vesting period. If and to the extent that any provision contained in this Agreement is inconsistent with the Program, the Program shall govern.
(b) Grantee acknowledges that as of the date of this Agreement, the Agreement and the Program set forth the entire understanding between Grantee and the Company regarding the acquisition of shares of Common Stock underlying the SAR and supersedes all prior oral and written agreements pertaining to the SAR.
(c) Grantee understands that the Company and its subsidiaries hold certain personal information about Grantee, including, but not limited to, Grantee’s name, home address, telephone number, date of birth, social security number or equivalent foreign identification number, salary, nationality, job title and details of all SARs or other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding (“Personal Data”). Certain Personal Data may also constitute sensitive personal data within the meaning of applicable law. Such data include, but are not limited to, the information provided above and any changes thereto and other appropriate personal and financial data about Grantee. Grantee hereby gives explicit consent to the Company and any of its subsidiaries to process any such Personal Data and sensitive personal data. Grantee also hereby gives explicit consent to the Company to transfer any such Personal Data outside the country in which Grantee is employed, including, but not limited to, the United States. The legal persons for whom such Personal Data are intended include, but are not limited to the Company, its subsidiaries and its agents. Grantee has been informed that Grantee has the right to access and make corrections to Grantee’s Personal Data by applying to the Chief People Officer of the Company or such person’s designees.
(d) Grantee understands that the Company has reserved the right to amend or terminate the Program at any time, and that the award of this SAR under the Program at one time does not in any way obligate the Company or its subsidiaries to grant additional SARs in any future year or in any given amount. Grantee acknowledges and understands that Grantee’s participation in the Program is voluntary and that this SAR and any future SARs under the Program are wholly discretionary in nature, the value of which do not form part of any normal or expected compensation for any purposes, including, but not limited to, calculating any termination, severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments, other than to the extent required by local law.

«Serial_Number»
13. No Right to Continued Employment. Neither this SAR nor any terms contained in this Agreement shall confer upon Grantee any expressed or implied right to be retained in the service of the Company or any of its subsidiaries for any period at all, nor restrict in any way the right of the Company or any such subsidiary, which right is hereby expressly reserved, to terminate Grantee’s employment at any time with or without cause. Grantee acknowledges and agrees that any right to receive delivery of shares of Common Stock is earned only by continuing as an employee of the Company or its subsidiary at the will of the Company or such subsidiary, or satisfaction of any other applicable terms and conditions contained in this Agreement and the Program, and not through the act of being hired, being granted this SAR or acquiring shares of Common Stock hereunder.
14. Compliance with Laws, Regulations and Program Rules. The award of this SAR to Grantee and the obligation of the Company to deliver shares of Common Stock hereunder and the sale or disposition of the Payment Shares received pursuant to the exercise of such SAR shall be subject to (a) all applicable federal, state, local and foreign laws, rules and regulations, and (b) any registration, qualification, approvals or other requirements imposed by any government or regulatory agency or body which the Company shall, in its sole discretion, determine to be necessary or applicable. Moreover, shares of Common Stock shall not be delivered hereunder if such delivery would be contrary to applicable law or the rules of any stock exchange. Exercise of the SAR shall be conditioned on Grantee’s compliance with procedures established from time to time by the Program Administrators for exercise, including, but not limited to, submission of such forms and documents as the Program Administrators may require. The number of shares subject to the SAR granted hereunder shall be adjusted as provided in the Program.
15. Definitions. All capitalized terms that are used in this Agreement that are not defined herein have the meanings defined in the Program. In the event of a conflict between the terms of the Program and the terms of this Agreement, the terms of the Program shall prevail.
16. Notices. Any notice or other communication required or permitted hereunder shall, if to the Company, be in accordance with the Program and, if to Grantee, be in writing and delivered in person or via email or by registered mail or certified mail or overnight courier, addressed to Grantee at Grantee’s last known email address or physical address, as applicable, as set forth in the Company’s records.
17. Severability. If any of the provisions of this Agreement should be deemed unenforceable, the remaining provisions shall remain in full force and effect.
18. Applicable Law. This Agreement and this SAR shall be governed by the laws of the State of Delaware. Any dispute arising out of or in connection with this Agreement and this SAR shall be submitted to binding arbitration in Santa Barbara, California before a single arbitrator in accordance with the rules of arbitration of the American Arbitration Association.
IN WITNESS WHEREOF, each of the parties hereto has executed this SAR Agreement, in the case of the Company by its duly authorized officer, as of the date of acceptance.

GRANTEE	QAD INC.

Electronic Acceptance	By:
(Signature)		John Neale

Per Electronic Acceptance (Date)	Its:	Vice President and Treasurer

«Serial_Number»
EXHIBIT A

Grant Date	«Day»-«Month»-«Year»
Grant Price (U.S. dollars)	$«Exercise_Price»
Grant Shares	«Number_of_Shares»
Vesting Date:
Tranche 1	«Day»-«Month»-«Year»
Tranche 2	«Day»-«Month»-«Year»
Tranche 3	«Day»-«Month»-«Year»
Tranche 4	«Day»-«Month»-«Year»
Expiration Date	«EDay»-«EMonth»-«EYear»

4